    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 2000



                                                      REGISTRATION NO. 333-94577

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2


                            ------------------------

A. EXACT NAME OF TRUST:

                             NATIONAL EQUITY TRUST

                          LOW FIVE PORTFOLIO SERIES 30


B. NAME OF DEPOSITOR:

                       PRUDENTIAL SECURITIES INCORPORATED

                            ------------------------

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                            ------------------------

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

        LEE B. SPENCER, JR., ESQ.                        Copy to:
   PRUDENTIAL SECURITIES INCORPORATED              KENNETH W. ORCE, ESQ.
            ONE SEAPORT PLAZA                     CAHILL GORDON & REINDEL
            199 WATER STREET                          80 PINE STREET
        NEW YORK, NEW YORK 10292                 NEW YORK, NEW YORK 10005

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:


                        AN INDEFINITE NUMBER OF UNITS OF
               NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO SERIES 30
                    PURSUANT TO RULE 24F-2 PROMULGATED UNDER
                 THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED.


F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                                      N/A

                            ------------------------

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT.


/x/ Check box if it is proposed that this filing will become effective on February 4, 2000 immediately upon filing pursuant to Rule 487.

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--------------------------------------------------------------------------------

               NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO SERIES 30
                             CROSS-REFERENCE SHEET
                      PURSUANT TO RULE 404 OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION AS
                         TO THE PROSPECTUS IN FORM S-6)


                 FORM N-8B-2                             FORM S-6
                 ITEM NUMBER                       HEADING IN PROSPECTUS
    -------------------------------------  -------------------------------------

                    I. ORGANIZATION AND GENERAL INFORMATION

 1. (a) Name of Trust....................  Prospectus front cover

    (b) Title of securities issued.......  Prospectus front cover

 2. Name and address of each depositor...  Sponsor, Prospectus back cover

 3. Name and address of trustee..........  Trustee

 4. Name and address of each principal
      underwriter........................  Sponsor

 5. State of organization of trust.......  The Trust

 6. Execution and termination of trust
      agreement..........................  Summary of Essential Information; The
                                             Trust; Amendment and Termination of
                                             the Indenture--Termination

 7. Changes of Name......................  *

 8. Fiscal year..........................  *

 9. Litigation...........................  *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a) Registered or bearer
          securities.....................  *

    (b) Cumulative or distributive
          securities.....................  *

    (c) Redemption.......................  Rights of Unit Holders--Redemption

    (d) Conversion, transfer, etc........  Rights of Unit Holders--Redemption

    (e) Periodic payment plan............  *

    (f) Voting rights....................  *

    (g) Notice to certificateholders.....  The Trust; Rights of Unit
                                             Holders--Reports and Records;
                                             Sponsor--Responsibility; Sponsor--
                                             Resignation; Trustee--Resignation;
                                             Amendment and Termination of the
                                             Indenture

    (h) Consents required................  The Trust; Amendment and Termination
                                             of the Indenture

    (i) Other provisions.................  Tax Status

------------------
* Inapplicable, answer negative or not required.

11. Type of securities comprising
      units..............................  Prospectus front cover; Objective;
                                             Security Selection; The Trust

12. Certain information regarding
      periodic payment certificates......  *

13. (a) Load, fees, expenses, etc........  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option;
                                             Reinvestment Program; Expenses and
                                             Charges

    (b) Certain information regarding
          periodic payment certificates..  *

    (c) Certain percentages..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Profit of Sponsor; Public
                                             Offering of Units--Volume Discount;
                                             Public Offering of Units--Employee
                                             Discount; Exchange Option

    (d) Price differentials..............  Public Offering of Units--Employee
                                             Discount

    (e) Certain other fees, etc. payable
          by holders.....................  Rights of Unit Holders--Certificates

    (f) Certain other profits receivable
          by depositor, principal
          underwriter, trustee or
          affiliated persons.............  Rights of Unit
                                             Holders--Redemption--Purchase by
                                             the Sponsor of Units Tendered for
                                             Redemption

    (g) Ratio of annual charges to
          income.........................  *

14. Issuance of trust's securities.......  The Trust; Rights of Unit
                                             Holders--Certificates

15. Receipt and handling of payments from
      purchasers.........................  *

16. Acquisition and disposition of
      underlying
      securities.........................  The Trust--Trust Formation; The
                                             Trusts--Securities Selection;
                                             Rights of Unit Holders--Redemption;
                                             Sponsor--Responsibility

17. Withdrawal or redemption.............  Rights of Unit Holders--Redemption

18. (a) Receipt, custody and disposition
          of income......................  Rights of Unit
                                             Holders--Distributions; Rights of
                                             Unit Holders--Reports and Records

    (b) Reinvestment of distributions....  Reinvestment Program

    (c) Reserves or special funds........  Expenses and Charges; Rights of Unit
                                             Holders--Distributions

    (d) Schedule of distributions........  *

19. Records, accounts and reports........  Rights of Unit
                                             Holders--Distributions; Rights of
                                             Unit Holders--Reports and Records

20. Certain miscellaneous provisions of
      trust agreement....................  Sponsor--Limitations on Liability;

------------------
* Inapplicable, answer negative or not required.

    (a) Amendment........................  Sponsor--Resignation;

    (b) Termination......................  Trustee--Limitations on Liability;

    (c) and (d) Trustee, removal and
          successor......................  Trustee--Resignation;

    (e) and (f) Depositor, removal and
          successor......................  Amendment and Termination of the
                                             Indenture

21. Loans to security holders............  *

22. Limitation on liability..............  The Trust; Sponsor--Limitations on
                                             Liability; Trustee--Limitations on
                                             Liability; Evaluator--Limitations
                                             on Liability

23. Bonding arrangements.................  Additional Information--Item A

24. Other material provisions of trust
      agreement..........................  *


        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor............  Sponsor

26. Fees received by depositor...........  *

27. Business of depositor................  Sponsor

28. Certain information as to officials
      and affiliated persons of
      depositor..........................  Contents of Registration
                                             Statement--Part II

29. Companies controlling depositor......  Sponsor

30. Persons controlling depositor........  *

31. Payments by depositor for certain
      services rendered to trust.........  *

32. Payments by depositor for certain
      other services rendered to trust...  *

33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................  *

34. Remuneration of other persons for
      certain services rendered to
      trust..............................  *

35. Distribution of trust's securities in
      states.............................  Public Offering of Units--Public
                                             Distribution

36. Suspension of sales of trust's
      securities.........................  *

37. Revocation of authority to
      distribute.........................  *

38. (a) Method of distribution...........  Public Offering of Units

    (b) Underwriting agreements..........  Public Offering of Units

    (c) Selling agreements...............  Public Offering of Units

39. (a) Organization of principal
          underwriter....................  Sponsor

    (b) N.A.S.D. membership of principal
          underwriter....................  Sponsor

40. Certain fees received by principal
      underwriter........................  *

41. (a) Business of principal
          underwriter....................  Sponsor

------------------
* Inapplicable, answer negative or not required.

    (b) Branch offices of principal
          underwriter....................  Sponsor

    (c) Salesmen of principal
          underwriter....................  *

42. Ownership of trust's securities by
      certain persons....................  *

43. Certain brokerage commissions
      received by principal
      underwriter........................  *

44. (a) Method of valuation..............  Summary of Essential Information;
                                             Public Offering of Units--Public
                                             Offering Price; Public Offering of
                                             Units--Public Distribution; Public
                                             Offering of Units--Secondary
                                             Markets

    (b) Schedule as to offering price....  *

    (c) Variation in offering price to
          certain persons................  Public Offering of Units--Public
                                             Distribution; Public Offering of
                                             Units--Volume Discount; Public
                                             Offering of Units--Employee
                                             Discount; Exchange Option

45. Suspension of redemption rights......  *

46. (a) Redemption Valuation.............  Summary of Essential Information;
                                             Rights of Unit
                                             Holders--Redemption--Computation of
                                             Redemption Price per Unit

    (b) Schedule as to redemption
          price..........................  *

47. Maintenance of position in underlying
      securities.........................  Public Offering of Unit--Secondary
                                             Market; Rights of Unit
                                             Holders--Redemption--Computation of
                                             Redemption Price per Unit; Rights
                                             of Unit
                                             Holders--Redemption--Purchase by
                                             the Sponsor of Units Tendered for
                                             Redemption


              IV. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of
      trustee............................  Trustee

49. Fees and expenses of trustee.........  Expenses and Charges

50. Trustee's lien.......................  Expenses and Charges--Other Charges


          V. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's
      securities.........................  *


                            VI. POLICY OF REGISTRANT

52. (a) Provisions of trust agreement
          with respect to selection or
          elimination of underlying
          securities.....................  Prospectus front cover; The
                                             Trust--Trust Formation; The
                                             Trust--Objectives and Securities
                                             Selection; Sponsor--Responsibility

    (b) Transactions involving
          elimination of underlying
          securities.....................  *

------------------
* Inapplicable, answer negative or not required.

    (c) Policy regarding substitution or
          elimination of underlying
          securities.....................  Sponsor--Responsibility

    (d) Fundamental policy not otherwise
          covered........................  *

53. Tax status of trust..................  Prospectus front cover; Tax Status


                   VII. FINANCIAL AND STATISTICAL INFORMATION


54. Trust's securities during last ten
      years..............................  *

55.

56. Certain information regarding
      periodic payment certificates......  *

57.

58.

59. Financial statements
      (Instruction 1(c) to Form S-6).....  Statement of Financial Condition

------------------
* Inapplicable, answer negative or not required.

                             NATIONAL EQUITY TRUST
                          LOW FIVE PORTFOLIO SERIES 30


--------------------------------------------------------------------------------


The objective of the Trust is total return (capital appreciation and dividends). The Trust will invest in a portfolio consisting of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields on February 2, 2000.

--------------------------------------------------------------------------------

SPONSOR:


PLEASE READ AND RETAIN                         Prospectus dated February 4, 2000
THIS PROSPECTUS FOR FUTURE REFERENCE.


--------------------------------------------------------------------------------

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                             NATIONAL EQUITY TRUST
                          LOW FIVE PORTFOLIO SERIES 30
                               TABLE OF CONTENTS


                                                                                                                               PAGE
                                                                                                                               ----
Risk Factors................................................................................................................    A-1
Fee Table...................................................................................................................    A-3
Summary of Essential Information............................................................................................    A-4
Independent Auditors' Report................................................................................................   A-10
Statement of Financial Condition............................................................................................   A-11
Schedule of Portfolio Securities............................................................................................   A-12
The Trust...................................................................................................................    B-1
  Objective.................................................................................................................    B-1
  Security Selection........................................................................................................    B-1
  Summary Description of the Portfolio......................................................................................    B-1
Risk Factors................................................................................................................    B-2
Unit Creation...............................................................................................................    B-3
Tax Status of the Trust.....................................................................................................    B-5
Retirement Plans............................................................................................................    B-6
Public Offering of Units....................................................................................................    B-6
  Public Offering Price.....................................................................................................    B-6
  Sales Charge..............................................................................................................    B-6
  Public Distribution.......................................................................................................    B-7
  Secondary Market..........................................................................................................    B-7
  Profit of Sponsor.........................................................................................................    B-8
  Volume Discount...........................................................................................................    B-8
  Employee Discount.........................................................................................................    B-8
Rights of Unit Holders......................................................................................................    B-8
  Ownership of Units........................................................................................................    B-8
  Certain Limitations.......................................................................................................    B-9
  Distribution..............................................................................................................    B-9
  Tender of Units for Redemption............................................................................................   B-10
  Purchase by the Sponsor of Units Tendered for Redemption..................................................................   B-11
  Computation of Redemption Price per Unit..................................................................................   B-11
Exchange Option.............................................................................................................   B-12
  Federal Income Tax Consequences...........................................................................................   B-13
Reinvestment Program........................................................................................................   B-13
Expenses and Charges........................................................................................................   B-13
  Organization Costs........................................................................................................   B-13
  Trust Fees and Expenses...................................................................................................   B-14
  Other Charges.............................................................................................................   B-14
  Payment...................................................................................................................   B-14
Administration of the Trust.................................................................................................   B-15
  Reports and Records.......................................................................................................   B-15
Amendment...................................................................................................................   B-16
Termination.................................................................................................................   B-16
  Termination Options.......................................................................................................   B-16
Trustee.....................................................................................................................   B-18
  Limitations on Liability..................................................................................................   B-19
  Responsibility............................................................................................................   B-19
  Resignation...............................................................................................................   B-19
Sponsor.....................................................................................................................   B-19
  Limitations on Liability..................................................................................................   B-19
  Responsibility............................................................................................................   B-20
  Resignation...............................................................................................................   B-20
Legal Opinions..............................................................................................................   B-20
Independent Auditors........................................................................................................   B-20

     OBJECTIVE--The objective of the National Equity Trust, Low Five Portfolio Series 30 (the Trust) is total return through an investment for approximately one year in a portfolio of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average* having the highest dividend yield on February 2, 2000. Total return includes:


    o capital appreciation: the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust plus

    o income: the dividends paid on the Securities during the life of the Trust.


     STRATEGY--The Trust Portfolio consists of common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield on February 2, 2000 (the "Securities" or "Security" or "Low Five", as the context requires). The Sponsor calculated the yield for each stock by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. This formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in the Dow Jones Industrial Average having the highest dividend yield (the "Ten Highest-Yielding Stocks"). The five lowest dollar price per share stocks from among the ten highest-yielding stocks were then selected (the "Low Five").


     The Securities were selected irrespective of any buy or sell recommendation by the Sponsor. The Sponsor may have a sell recommendation on one or more of the stocks in the Trust.

     The Portfolio, as of the initial Date of Deposit, contains 5 issues of Securities, all of which are traded on the New York Stock Exchange, in the following industry groups:


    o Tobacco: 20.01%;



    o Chemicals: 20.00%;



    o Paper Products: 20.01%;



    o Communications: 19.99%;



    o Agricultural and Construction Equipment: 19.99%.


     The percentages were computed on the basis of the aggregate net asset value of the Securities in the Trust on the initial Date of Deposit and are subject to change.

     RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

    o You may lose money by buying Units in the Trust.

    o The yield on a stock may decline, the dividend on a stock may be reduced and the price of a stock may fall.


     The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and particularly those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of February 2, 2000. After that date:


    o the Securities may no longer rank among the common stocks in the DJIA having the highest dividend yield,

    o the yields on the Securities in the Portfolio may change, and

    o the Securities may no longer be included in the DJIA.

     Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. These factors similarly impact on the ability of an issuer to pay dividends. The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the common stock in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

    o The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio since the Trust Portfolio contains only five stocks.

    o The value of the Units will fluctuate depending on the value of the Securities.

------------------
* Dow Jones & Company, Inc. ("Dow Jones") has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any of the information in this Prospectus.

    o The value of the Securities will fluctuate based on all the factors that have an impact on the economy and the equity markets.

     The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. The net asset value per Unit will be reduced by the amount of Securities sold.

     LITIGATION AND LEGISLATION--Philip Morris Companies common stock represents approximately 20% of the value of the Portfolio. Pending legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     Proposed legislation would have a significantly adverse impact on the company and its stockholders, among others. The management of the company is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. The present legislative and litigation environment is substantially uncertain, and it is possible that the company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation. The company believes that its cigarette shipments may be materially adversely affected by price increases related to the tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation. The company believes that the settlement agreements that it entered into with many States and other jurisdictions may materially adversely affect its business, volume, results of operations, cash flows or financial position in future years.

     The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices. A substantial decline in the price of Philip Morris stock may result in a substantial decline in the value of a Unit.

     YEAR 2000 PROBLEM--Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

     The Year 2000 Problem is expected to affect business entities, which may include issuers of the Trust's Securities, to a varying extent and based upon a number of factors, including, but not limited to, industry sector and level of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

                                   FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges."


                                                                       AMOUNT PER
                                                                        1,000
UNIT HOLDER TRANSACTION EXPENSES                                        UNITS
--------------------------------------------------                     ----------
Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price).............       1.00 %(a)       $10.00
Deferred Sales Charge per Year (as a percentage of
  original purchase price)........................       1.75 %(b)        17.50
                                                        ------           ------
          Total...................................       2.75 %          $27.50
                                                        ------           ------
                                                        ------           ------
Maximum Sales Charge Imposed Per Year on
  Reinvested Dividends............................                       $17.50(c)
                                                                         ------
                                                                         ------
ESTIMATED ORGANIZATIONAL COSTS AND EXPENSES(d)....                       $ 3.00
                                                                         ------
                                                                         ------
ESTIMATED ANNUAL TRUST OPERATING EXPENSES (as a
  percentage of average net assets)
  Trustee's Fee...................................       0.105%          $ 1.05
Other Operating Expenses (including Portfolio
  Supervision, Bookkeeping and Administrative
  Fees)...........................................       0.036%          $ 0.36
                                                        ------           ------
          Total(e)................................       0.141%          $ 1.41
                                                        ------           ------
                                                        ------           ------



                     EXAMPLE
                                                                  CUMULATIVE EXPENSES
                                                                   PAID FOR PERIOD:
                                                     ---------------------------------------------
                                                          1                         3
                                                        YEAR                    YEARS(F)
                                                     -------------------       -------------------
An investor would pay the following expenses on a
  $1,000 investment, assuming the Trust's
  operating expense ratio and organization cost of
  0.441% and a 5% annual return on the
  investment throughout the periods...............           $32                       $79


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.
------------------

(a) The maximum Initial Sales Charge is actually the difference between 2.75% and the Deferred Sales Charge ($17.50 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units.

(b) The actual fee is $1.75 per month per 1,000 Units, irrespective of purchase or redemption price, deducted in each of the last 10 months of each one-year Portfolio. If a Holder sells, exchanges or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $1 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%.

(c) Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Program" in Part
    B).

(d) Investors will bear all or a portion of the costs incurred in organizing the Trust including the costs of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out of pocket expenses. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.

(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

(f) Although each Trust has a term of only approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a New Series subject only to the Deferred Sales Charge.

                        SUMMARY OF ESSENTIAL INFORMATION


                               NATIONAL EQUITY TRUST
                            LOW FIVE PORTFOLIO SERIES 30
                              AS OF FEBRUARY 3, 2000*



AGGREGATE VALUE OF SECURITIES......................................................................................   $247,500.25
NUMBER OF UNITS....................................................................................................       250,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH UNIT................................................     1/250,000th
  Value of Securities in the Trust (per 1,000 Units)...............................................................   $    987.00
  Plus value of Securities for organization costs (per 1,000 Units)**..............................................   $      3.00
                                                                                                                      -----------
  Total value of Securities (per 1,000 Units)***...................................................................   $    990.00
  Plus maximum sales charge of 2.75% of Public Offering Price (2.778% of net amount invested in Securities)****....   $     27.50
  Less Deferred Sales Charge per 1,000 Units.......................................................................        (17.50)
                                                                                                                      -----------
  Public Offering Price per 1,000 Units*****.......................................................................   $  1,000.00
  Plus the amount per 1,000 Units in the Income Account............................................................   $      0.00
                                                                                                                      -----------
          Total per 1,000 Units....................................................................................   $  1,000.00
                                                                                                                      -----------
                                                                                                                      -----------
REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE PER 1,000 UNITS******
  (based on the value of the underlying Securities less the Deferred Sales Charge per 1,000 Units).................   $    972.50
RECORD DATES: The tenth day of May 2000, August 2000, November 2000 and February 2001.
QUARTERLY DISTRIBUTION DATES: The twenty-fifth day of May 2000, August 2000, November 2000 and February 2001 or as
  soon thereafter as possible.
MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000 Units.
TRUSTEE'S FEE AND ESTIMATED EXPENSES: $1.16 per 1,000 Units+
SPONSOR'S PORTFOLIO SUPERVISION FEE+: Maximum of $0.25 per 1,000 Units.
EVALUATION TIME: 4:00 P.M. New York Time
TERMINATION DATE: March 8, 2001++
SPONSOR'S LOSS ON DEPOSIT: $1,385.19
MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.
DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day of each month commencing May 1, 2000.
MINIMUM PURCHASE: $250.00.


------------------

     * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.


    ** $3.00 per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.


   *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

  **** The sales charge consists of an Initial Sales Charge and a Deferred Sales
       Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($17.50 per 1,000 Units) from the aggregate sales charge (a maximum of 2.75% of the Public Offering Price); thus on the date of this Summary of Essential Information, the maximum Initial Sales Charge is $10 per 1,000 Units or 1% of the Public Offering Price. The Initial Sales Charge is deducted from the purchase price at the time of purchase and is reduced on a graduated basis on purchases of $50,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $1.75 per 1,000 Units on each Deferred Sales Charge Deduction Date. On a repurchase or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Program are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment (see Part B--"Reinvestment Program").

 ***** This price is computed as of the Date of Deposit and may vary from this price on the date of this Prospectus or any subsequent date.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

****** This price is computed as of the Date of Deposit and may vary from this price on the date of this Prospectus or any subsequent date. Reflects deductions for remaining Deferred Sales Charge payments ($17.50 per 1,000 Units initially). The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption currently estimated at $2.37 per 1,000 Units.



     + See: "Expenses and Charges" herein. The fee accrues daily and is payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $2.37 per 1,000 Units.


   ++ The Trust may be terminated before the Termination Date. See Part B--"Termination." The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

                    THE DOW JONES INDUSTRIAL AVERAGE STOCKS

     The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc., which has not participated in any way in the creation of the Trust or in the selection of stocks included in the Trust, and has not approved any information in this Prospectus.

     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of names changes, 1 of the original companies is still in the DJIA today.

CURRENT LIST

Honeywell
J. P. Morgan & Co. Incorporated
Minnesota Mining
Du Pont
Eastman Kodak
Intel Corp.
IBM
General Electric
General Motors
Hewlett-Packard Co.
McDonald's
Microsoft Corp.
Caterpillar
Boeing
Merck
Procter & Gamble
American Express
International Paper
Johnson & Johnson
Philip Morris
United Technologies
Home Depot Inc.
Exxon Mobil Corp.
Citigroup
Coca-Cola
SBC Communications Inc.
Walt Disney
AT&T
Wal-Mart Stores Inc.
Aluminum Co. of America

     The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of The Wall Street Journal, published by Dow Jones & Company, Inc., as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.
     Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the Sponsor, the stock exchange or any official agency. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. Notwithstanding the foregoing, the components of the Dow Jones Industrial Average may be changed by Dow Jones & Company, Inc. at any time for any reason.

  PAST PERFORMANCE OF PRIOR LOW FIVE PORTFOLIO SERIES TRUSTS--TOTAL RETURN(1)


      SERIES                                       TERM                    TRUST RETURN
                                   -------------------------------------   ------------
Low Five Portfolio Series 1        April 26, 1995--May 22, 1996                41.30%
Low Five Portfolio Series 2        July 12, 1995--August 12, 1996              27.56
Low Five Portfolio Series 3        October 12, 1995--November 11, 1996         35.51
Low Five Portfolio Series 4        January 3, 1996--February 3, 1997           24.64
Low Five Portfolio Series 5        March 5, 1996--April 7, 1997                16.91
Low Five Portfolio Series 6        May 1, 1996--May 30, 1997                   28.98
Low Five Portfolio Series 7        July 17, 1996--August 18, 1997              43.15
Low Five Portfolio Series 8        October 16, 1996--November 17, 1997         22.85
Low Five Portfolio Series 9        January 7, 1997--February 10, 1998          19.43
Low Five Portfolio Series 10       March 12, 1997--April 13, 1998              33.52
Low Five Portfolio Series 11       May 6, 1997--June 9, 1998                   27.32
Low Five Portfolio Series 12       July 22, 1997--August 24, 1998              16.26
Low Five Portfolio Series 13       September 11, 1997--October 14, 1998        10.34
Low Five Portfolio Series 14       October 22, 1997--December 1, 1998          15.27
Low Five Portfolio Series 15       December 8, 1997--January 12, 1999          28.08
Low Five Portfolio Series 16       January 15, 1998--February 17, 1999          2.63
Low Five Portfolio Series 17       March 19, 1998--April 21, 1999               4.43
Low Five Portfolio Series 18       May 14, 1998--June 17, 1999                 10.31
Low Five Portfolio Series 19       July 30, 1998--August 31, 1999               3.93
Low Five Portfolio Series 20       September 17, 1998--October 20, 1999         7.39
Low Five Portfolio Series 21       November 6, 1998--December 8, 1999          -5.35
Low Five Portfolio Series 22       December 17, 1998--January 19, 2000         -7.32


------------------
(1) Capital appreciation (the difference between the initial unit price and the price received on termination of the trust divided by the initial unit price) and dividend yield (dividends paid less ongoing trust expenses divided by the initial unit price) reflects deduction of the full sales charge per year, brokerage commissions and ongoing expenses but not taxes. Past performance of a series is no guarantee of future results of any series.

              HYPOTHETICAL STRATEGY STOCK PERFORMANCE INFORMATION

The following table shows the actual performance of the Dow Jones Industrial Average, the stocks in the Ten Highest-Yielding Stocks and the Low Five in each of the past twenty-five years as of the date indicated for each of such years. As demonstrated by the table, the Low Five outperformed both the Ten Highest-Yielding Stocks and the stocks in the DJIA in most of the 25 years. The table shows historical application of the strategy.

                         COMPARISON OF TOTAL RETURNS(1)
  (FIGURES FOR THE LOW FIVE AND THE TEN HIGHEST-YIELDING STOCKS REFLECT SALES
                          CHARGES AND TRUST EXPENSES)

YEAR ENDED                         TEN HIGHEST-
12/31/          DJIA(2)            YIELDING STOCKS    LOW FIVE
----------    -----------------    ---------------    --------
   1975              44.40%              51.81%          64.11%
   1976              22.72               32.64           38.50
   1977             -12.71               -4.05            3.34
   1978               2.69               -2.18           -1.05
   1979              10.52               10.69            7.61
   1980              21.41               24.93           38.22
   1981              -3.40                5.22            1.33
   1982              25.79               23.74           39.58
   1983              25.68               36.61           33.81
   1984               1.06                4.13            8.58
   1985              32.78               27.14           35.54
   1986              26.91               32.49           28.02

YEAR ENDED                             TEN HIGHEST-
12/31/              DJIA(2)          YIELDING STOCKS    LOW FIVE
----------          -------          ---------------    --------

   1987               6.02%               3.77%           8.76%
   1988              15.95               22.24           19.34
   1989              31.71               24.15            8.19
   1990              -0.57               -9.87          -17.57
   1991              23.93               32.79           59.50
   1992               7.35                5.55           20.71
   1993              16.71               24.62           31.55
   1994               4.93                1.85            6.26
   1995              36.20               34.18           27.95
   1996              28.57               25.76           23.66
   1997              24.78               19.32           17.65
   1998              18.00                8.33           10.04
   1999              27.01                1.26           -6.90


------------------

(1) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period (stocks are selected as of the last business day of the previous period) and the last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return does not take into consideration any commissions or taxes. For the Ten Highest-Yielding Stocks and the stocks comprising the Low Five, the table assumes an initial sales charge of 1% and a deferred sales charge of 1.75% in the first year and 1.75% each year thereafter and an annual expense of $5.50 per $1,000.


(2) An index of 30 stocks compiled by Dow Jones & Company, Inc.

    The total return figures shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Portfolio. As indicated in the above table, the Low Five underperformed the Ten Highest-Yielding Stocks and the stocks in the DJIA in certain years and there can be no assurance that the Portfolio of the Trust will outperform the DJIA over the life of the Trust.


    The chart below shows past performance of the DJIA, the stocks in the Ten Highest-Yielding Stocks and the Low Five (but not the Trust) and should not be considered indicative of future results. From January 1975 through December 1999 the average annual total return for the DJIA was 16.710%, the average annual total return for the Ten Highest-Yielding Stocks was 16.496% and the average annual total return for the Low Five was 18.737%. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1975 and the investment strategy followed for 25 years. For the Dow Jones Industrial Average the chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. For the Ten Highest-Yielding Stocks and the Low Five, the chart assumes an initial sales charge rate of 1% and a deferred rate of 1.75% in the first year and 1.75% in each of the subsequent years and an estimated annual expense rate of $55.00 per $10,000 invested (the chart assumes that dividends and appreciation are reinvested at the beginning of the following year). There can be no assurance that the Trust will outperform the DJIA or the stocks in the Ten Highest-Yielding Stocks over its approximately one-year life or over consecutive rollover periods, if available.


                   VALUE OF $10,000 INVESTED ON
                          JANUARY 1, 1975
              ---------------------------------------
                           TEN HIGHEST-
YEAR ENDED                   YIELDING
12/31/          DJIA          STOCKS         LOW FIVE
----------    ---------    --------------    --------
   1975       $  14,440      $   15,181      $ 16,411
   1976          17,721          20,137        22,729
   1977          15,468          19,321        23,488
   1978          15,885          18,900        23,242
   1979          17,556          20,920        25,010
   1980          21,314          26,136        34,569
   1981          20,590          27,500        35,029
   1982          25,900          34,028        48,894
   1983          32,551          46,486        65,424
   1984          32,896          48,406        71,038
   1985          43,679          61,543        96,285
   1986          55,433          81,539       123,264

                   VALUE OF $10,000 INVESTED ON
                          JANUARY 1, 1975
              ---------------------------------------
                           TEN HIGHEST-
YEAR ENDED                   YIELDING
12/31/          DJIA          STOCKS         LOW FIVE
----------    ---------    --------------    --------

   1987       $  58,770      $   84,613      $134,062
   1988          68,144         103,431       159,989
   1989          89,752         128,409       173,092
   1990          89,241         115,735       142,680
   1991         110,596         153,685       227,574
   1992         118,725         162,214       274,705
   1993         138,564         202,151       361,375
   1994         145,395         205,891       383,997
   1995         198,028         276,265       491,324
   1996         254,604         347,431       607,571
   1997         317,695         414,554       714,807
   1998         374,880         449,087       786,574
   1999         476,135         454,745       732,300


    Past performance of any series may not be indicative of results of future series. Trust performance may be compared to the performance on the same basis of the DJIA, the S&P 500 Composite Price Stock Index, the Hang Seng Index, the Financial Times Industrial Ordinary Share Index and the ten highest yielding stocks in each of the Hang Seng Index and Financial Times Industrial Ordinary Share Index, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers.

                      SPECIAL CHARACTERISTICS OF THE TRUST

     The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event and adjust the proportionate relationship accordingly for all future subsequent deposits. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later time.

     DISTRIBUTION: The Trustee will distribute dividends received by the Trust (net of expenses) and return of capital, if any, on or shortly after each Quarterly Distribution Date to Unit Holders of record on the Record Date immediately before that Quarterly Distribution Date. (See Part B--"Rights of Unit Holders--Distributions.") We cannot assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income received by the Trust.


     PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge.


     Units purchased pursuant to the Reinvestment Program are subject only to remaining deductions of the Deferred Sales Charge (see "Reinvestment Program"). Unitholders investing the proceeds of distribution from a previous terminating Series of National Equity Trust Low Five Portfolio Series, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. Any investor may acquire Units by an in-kind deposit of securities which replicates proportionately the portfolio of the Trust and cash, if any, in the Trust. You are obligated to pay any remaining Deferred Sales Charge if you exchange, redeem or sell Units to the Sponsor before the last Deferred Sales Charge Deduction Date.

     SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.

     TRUST TERMINATION--The Trust will terminate on the Termination Date unless terminated earlier. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     SECURITIES DISPOSITION OPTIONS ON TERMINATION--You must notify the Trustee before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following four options.

    o Receipt of Securities "in-kind"

    o Receipt of the cash value of the Unit

    o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities)

    o Receipt of units in a new trust through an in-kind exchange (you may benefit from the tax deferred rollover feature).

     Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                          INDEPENDENT AUDITORS' REPORT


TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO SERIES 30



     We have audited the accompanying Statement of Financial Condition, including Schedule of Portfolio Securities, of the National Equity Trust Low Five Portfolio Series 30 as of February 3, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of February 3, 2000, by correspondence with The Chase Manhattan Bank, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the National Equity Trust Low Five Portfolio Series 30 as of February 3, 2000, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


New York, New York
February 3, 2000

                        STATEMENT OF FINANCIAL CONDITION
               NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO SERIES 30
                    AS OF DATE OF DEPOSIT, FEBRUARY 3, 2000


                                 TRUST PROPERTY


Sponsor's Contracts to Purchase underlying Securities backed
  by an irrevocable letter of credit(a)(e)..................   $247,500.25
                                                               -----------
     Total..................................................   $247,500.25
                                                               -----------
                                                               -----------

                 LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities--
     Payment of deferred portion of sales charge(b).........   $  4,375.00
     Reimbursement to Sponsor for organization costs(e).....        750.00
                                                               -----------
     Subtotal...............................................      5,125.00
                                                               -----------
Interest of Holders--
     Units of fractional undivided interest outstanding:
          Cost to investors(c)..............................    250,000.00
          Less: Gross underwriting commission(d)............     (6,874.75)
          Less: Organization costs(e).......................       (750.00)
                                                               -----------
Net amount applicable to investors..........................    242,375.25
                                                               -----------
               Total........................................   $247,500.25
                                                               -----------
                                                               -----------


------------------


     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on Standard Chartered Bank in the amount of $5 million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.



     (b) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on the 1st day of each month from May, 2000 through February, 2001. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before February 1, 2001, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date.


     (c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (d) The aggregate maximum sales charge of 2.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES
               NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO SERIES 30
                      ON DATE OF DEPOSIT, FEBRUARY 3, 2000



                                                        CURRENT                 % OF
                                                        ANNUAL                AGGREGATE     PRICE        COST OF
                                                        DIVIDEND    NUMBER     MARKET        PER         STOCKS
PORTFOLIO                                                 PER         OF       VALUE       SHARE TO        TO
   NO.     NAME OF ISSUER                                SHARE      SHARES    OF TRUST      TRUST         TRUST
---------  ------------------------------------------   --------    ------    ---------    --------    -----------

   1.      Caterpillar Inc.                              $ 1.30     1,171       19.99%     $42.2500    $ 49,474.75

   2.      Du Pont (E.I.) de Nemours & Co.               $ 1.40       832       20.00%     $59.5000    $ 49,504.00

   3.      International Paper Co.                       $ 1.00     1,068       20.01%     $46.3750    $ 49,528.50

   4.      Philip Morris Companies, Inc.                 $ 1.92     2,344       20.01%     $21.1250    $ 49,517.00

   5.      SBC Communications Inc.                       $ 0.98     1,178       19.99%     $42.0000    $ 49,476.00
                                                                                                       -----------

                                                                                                       $247,500.25
                                                                                                       -----------
                                                                                                       -----------


------------------
(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.


(2) The Securities were acquired by the Sponsor on February 3, 2000. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the New York Stock Exchange on February 3, 2000. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $248,885.44.


     The Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

PROSPECTUS--PART B:
--------------------------------------------------------------------------------

Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------


                             NATIONAL EQUITY TRUST
                          LOW FIVE PORTFOLIO SERIES 30


                                  INTRODUCTION

     Prudential Securities Incorporated (the "Sponsor") and The Chase Manhattan Bank (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the National Equity Trust Low Five Portfolio Series under the laws of the State of New York. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America. The objective of the Trust is total return through an investment for approximately one year in a portfolio of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of the date of or shortly before the Date of Deposit (the "Low Five").

                                   THE TRUST

OBJECTIVE

     The objective of the Trust is total return through an investment in a portfolio of the Low Five (the "Securities" or "Security" as the context requires). Total Return includes:

     o capital appreciation--the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust

     o income--dividends paid on the Securities during the life of the Trust.

SECURITY SELECTION

     The yield for each stock was calculated by the Sponsor by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. This formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in the Dow Jones Industrial Average having the highest dividend yield (the "Ten Highest-Yielding Stocks"). The five lowest dollar price per share stocks from among the Ten Highest-Yielding Stocks were then selected.

SUMMARY DESCRIPTION OF THE PORTFOLIO

     On the Date of Deposit, the Sponsor deposited with the Trustee common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

     The Trust consists of:

     (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

     (2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

     (3) uninvested cash realized from the disposition of Securities.

     Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Sponsor--Responsibility."

     The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility.")

     There is no assurance that the Trust will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities.

                                  RISK FACTORS

MARKET RISK

     There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

     o the financial condition of issuers

     o the prices of equity securities in general, and

     o the stocks that this Trust buys in particular.

     If you invest in Units of the Trust, you should understand the risks inherent in an investment in common stock. The risks of investing in common stock include:

     o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

     o the risk that the issuer may reduce or eliminate a dividend;

     o the risk that the general condition of the stock market may weaken; and

     o the risk that the value of Units will decline as the market value of the Securities decreases.

     The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

FLUCTUATING SECURITY VALUE

     Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

     o expectations regarding domestic and foreign economic, monetary and fiscal policies,

     o inflation and interest rates,

     o currency exchange rates, economic expansion or contraction, and

     o global or regional political, economic and banking conditions.

     The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue. Therefore we can give no assurance that the Trust will achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

PAYMENT RISKS

     There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

     By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

     Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

     The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (l) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the amount payable will be subject to market fluctuations before the payment is made. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

     The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

     The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities no longer remains among the Low Five on the date of sale or the date of deposit of the additional Securities and even if the Security is no longer in the DJIA or the Sponsor has a sell recommendation on the Security.

DEFERRED SALES CHARGE

     It is anticipated that Securities generally will not be sold to pay the Deferred Sales Charge until after the last Deferred Sales Charge Deduction Date. Unit holders will be at risk with respect to changes in the market value of Securities between the accrual of each monthly deferred sales charge and the actual sale of Securities to satisfy the payment of the Deferred Sales Charge.

EARLY TERMINATION

     The Trust has a mandatory termination date set forth under Part A--"Summary of Essential Information," but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A--"Summary of Essential Information."

LITIGATION


     Except as stated above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation, may have a negative impact on certain companies represented in the Portfolio. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio and may impair the ability of the issuers of the Securities to achieve their business goals.


                                 UNIT CREATION

DEPOSIT OF SECURITIES

     On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

     Through this prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders" the "Unitholders" or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

     With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Sponsor--Responsibility." Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit in lieu of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

     Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

     The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

     o any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

     o any interest not used to pay Trust expenses.

     This Prospectus may be used to continuously offer additional Units for sale to the public. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

     The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information." The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

     Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

     On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

     All of the Securities are publicly traded on the New York Stock Exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this prospectus. The Sponsor will receive the purchase price of the Units before it pays for the Securities and will benefit from the use of the cash during this period.

                            TAX STATUS OF THE TRUST

     In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

     The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

     Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

     The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them after deduction for the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.

     You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend paying stock directly. You as an individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as if you paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, before such distribution. The holding period for such Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.

     Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

     You will not be taxed upon the receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in such Duplicated Stocks will be your basis in such Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of such Duplicated Stocks will include the period during which you held the Units. To the extent the Distribution Agent sells Securities received in-kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Distribution Agent.

     If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that
(l) the underlying securities in each trust are substantially identical and
(2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Federal Tax Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The maximum lower capital gain rate of 20% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units.

     From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

     Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

     You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

     Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information," in accordance with:

     o fluctuations in the aggregate market value of the Securities

     o the amount of available cash on hand in the Trust

     o the amount of Trust fees, expenses and liabilities.

     A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

     o the cost of the preparation of documents relating to the Trust

     o federal and state registration fees

     o the initial fees and expenses of the Trustee

     o legal expenses

     o any other out-of-pocket expenses.

     The Sponsor will receive the estimated organization costs as of the close of the initial offering period.

     As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Rights of Unit Holders--Computation of Redemption Price per Unit." If there are no such reported prices, the Trustee takes into account the same factors referred to under "Rights of Unit Holders--Computation of Redemption Price per Unit." Determinations are effective for transactions effected after the last preceding determination.

SALES CHARGE

     The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $17.50 per 1,000 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $17.50 per 1,000 Units but will decline each month by one tenth. The Deferred Sales Charge will be paid through monthly payments of $1.75 per 1,000 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the sale, redemption or exchange proceeds or in calculating an in kind distribution.

     For purchases of Units with a value of $50,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount." Units purchased pursuant to the Reinvestment Program are subject only to any remaining

Deferred Sales Charge payments; see "Reinvestment Program." Unit Holders investing the proceeds of distribution from a previous terminating Series of National Equity Trust Low Five Portfolio Series, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these Units acquired will be subject to the Deferred Sales Charge.

PUBLIC DISTRIBUTION

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after this date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities. The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.


     In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.


SECONDARY MARKET

     While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

     In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of those Units.

     The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In such event, although under no obligation to do so, the Sponsor may, as a service to you, offer to repurchase Units at the "Redemption Price." You may redeem your Units through the Trustee.

     The Sponsor may, of course, redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor will consider in making this determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.

PROFIT OF SPONSOR


     The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the Initial Date of Deposit see "Summary of Essential Information." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.


     The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

     The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $50,000 or more. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge.

                                         PRIMARY MARKET                     DEALER CONCESSION          SECONDARY MARKET
                        ------------------------------------------------    -----------------    -----------------------------
                        PERCENT OF         PERCENT OF     DEFERRED          PERCENT OF           PERCENT OF         PERCENT OF
                        PUBLIC OFFERING    NET AMOUNT    SALES CHARGE       PUBLIC OFFERING      PUBLIC OFFERING    NET AMOUNT
PURCHASES                 PRICE            INVESTED      PER 1,000 UNITS       PRICE               PRICE            INVESTED
---------------------   ---------------    ----------    ---------------    -----------------    ---------------    ----------
Less than $50,000....         2.75%           2.778%         $ 17.50               2.10%               1.00%           1.010%
$50,000-$99,999......         2.50%           2.519%           17.50               1.90%               0.75%           0.756%
$100,000-$249,999....         2.00%           2.005%           17.50               1.40%               0.50%           0.503%
$250,000 or more.....            *                *            17.50               1.20%               0.25%           0.251%

------------------
* Deferred Sales Charge only.

     The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.

     Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                             RIGHTS OF UNIT HOLDERS

OWNERSHIP OF UNITS

     You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

VOTING OF THE PORTFOLIO SECURITIES

     No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

DISTRIBUTION

     Cash amounts received by the Trust will be distributed as set forth below on a pro rata basis to Unit Holders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units. Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders.

     Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or wherever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

     The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the following to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. The Record Dates and the Distribution Dates are set forth in Part A of this Prospectus. See "Summary of Essential Information." The distribution shall consist of:

     o an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

     o your pro rata share of the distributable cash balance of the Principal Account.

The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance therein is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

     As of each Distribution Date the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") The Trustee may also withdraw from these accounts, from time to time, the amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

     It is anticipated that the deferred sales charge will reduce the Principal Account and that amounts in the Principal Account will be sufficient to cover the cost of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Although the Sponsor has the right to collect the deferred sales charge monthly, in order to keep Unit Holders as fully invested as possible, it is anticipated that no Securities will be sold to pay the deferred sales charge to the Sponsor until after the Termination Date set forth in the Summary of Essential Information.

     The Trustee will follow a policy that it will place Securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to it by any of the securities dealers through which the Trustee executes transactions.

TENDER OF UNITS FOR REDEMPTION

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

     You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive in kind an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

     The Trustee will redeem Units in kind. You will be able (except during a period described below), not later than the seventh calendar day following the tender of Units (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

     Distributions in kind on redemption of Units shall be held by The Chase Manhattan Bank, as Distribution Agent, whom you shall be deemed to have designated as your agent upon purchase of a Unit, for the account of, and for disposition in accordance with the instructions of, the Unit Holder as follows:

     o The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to you no later than seven days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless you request a distribution of the Securities as set forth in the paragraph below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

     o If you request distribution in kind and tender Units with a value in excess of $250,000, the Trustee shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any distributable cash to you together with certificates representing whole shares of each of the Securities comprising the In Kind Distribution. (In a case in which you request a distribution in kind, the Trustee may, instead of distributing Securities in kind to you, offer the Sponsor the opportunity to acquire the tendered Units in exchange for the number of shares of each Security and cash which you are otherwise entitled to receive from the Trust. The federal income tax consequences to you would be identical in either case.)

     Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution in whole shares as of the date of tender. To the extent that Units are redeemed, the size of the Trust will be reduced.

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

COMPUTATION OF REDEMPTION PRICE PER UNIT

     The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information." The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

     o the aggregate value of the Securities in the Trust,

     o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

     o any other assets of the Trust, less

     o amounts representing taxes and governmental charges payable out of the Trust,

     o liabilities of the Trust,

     o the accrued but unpaid expenses of the Trust and accrued Deferred Sales Charges and the Deferred Sales Charge balance, and

     o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

     The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

     o the evaluation is generally based on the closing trade prices as of the Evaluation Time on the New York Stock Exchange (unless the Trustee deems these prices inappropriate as a basis for valuation) or,

     o if there is no closing trade price on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on that exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation).

     If current bid or closing prices are unavailable, the Trustee shall use any of the following methods which the Trustee deems appropriate to value
Securities:

     o on the basis of current bid prices for comparable securities,

     o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

     o on the basis of the last trade price of the Security or

     o by any combination of the above, each as of the Evaluation Time.

                                EXCHANGE OPTION

     You may elect to exchange any or all of your Units of this Series of the National Equity Trust for units of one or more of any other Series in the Prudential Securities Incorporated family of unit investment trusts or for any units of any additional trusts that may from time to time be made available by the Sponsor (the "Exchange Trusts").

     Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

     Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before exercise of this option.

     This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

     To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust unit.

     You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units.

     Unit Holders of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, you should notify your retail broker. You will be given a prospectus of each series in which you indicate interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

FEDERAL INCOME TAX CONSEQUENCES

     An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case.

                              REINVESTMENT PROGRAM

     You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust, subject only to any remaining portions of the Deferred Sales Charge. Reinvestment Units are not subject to the Initial Sales Charge. A Unit Holder holding Units in "street name" may participate in the Trust's reinvestment program by contacting his broker, dealer or financial institution. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days before the Record Date applicable to any distribution in order for the Program to be in effect as to that distribution. You may modify or revoke elections on similar notice.

     The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

          (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

          (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units-Public Offering Price."

     The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units. The cost of administrating the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                              EXPENSES AND CHARGES

ORGANIZATION COSTS

     You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

     o the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

     o Federal and State registration fees and costs

     o the initial fees and expenses of the Trustee

     o legal and auditing expenses.

     The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

     The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The Sponsor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     Under the Indenture and Agreement, for its services as Trustee and evaluator, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue monthly and are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.

OTHER CHARGES

     The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

     o fees of the Trustee for extraordinary services

     o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

     o various governmental charges

     o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders

     o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties

     o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties

     o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

     o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

PAYMENT

     The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

     1. As to the Income Account:

          o dividends and other cash amounts received

          o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     2. As to the Principal Account:

          o the dates of disposition and identity of any Securities and the net proceeds received therefrom

          o deductions for payments of applicable taxes, for fees and expenses of the Trust, for portions of the Deferred Sales Charge and amounts necessary to redeem Units, and

          o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     3. And the following information:

          o a list of the Securities held as of the last business day of the calendar year;

          o the number of Units outstanding as of the last business day of such calendar year;

          o the Redemption Price Unit based on the last Evaluation made during such calendar year; and

          o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

     The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.

                                   AMENDMENT

     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

     o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

     o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

     o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

     The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent,
(2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to vary the investment of Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of this amendment.

                                  TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

     Section 17(a) of the Investment Company Act of 1940 restricts purchases and sales between affiliates of registered investment companies and those companies. Pursuant to an exemptive order, each terminating Low Five Portfolio Series can sell securities to the next Series if those securities continue to be included in the Low Five by remaining among the five lowest dollar priced stocks of the ten highest dividend-yielding securities in the DJIA. The exemption will enable each Series to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the securities are principally traded, as certified and confirmed by the Trustee of each Series.

TERMINATION OPTIONS

     The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately one year after the Date of Deposit (unless terminated as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     SECURITIES DISPOSITION OPTIONS--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following four options as elected by a Unit Holder:

          1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders will incur brokerage costs when selling those Securities;

          2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Chase Manhattan Bank in accounts which are non-interest bearing to Unit Holders and which are available for use by The Chase Manhattan Bank pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold;

          3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option, as received by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the "New Series") if the New Series is offered at such time. The units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities; and

          4.  Termination Option--In-Kind Exchange

          Unitholders desiring to exchange their interests in Units of a terminating series of National Equity Trust Low Five Portfolio Series ("Terminating Trust") for units of the Trust ("New Trust") may do so by so advising their account executive. Such exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in-kind deposit with the Trustee of the New Trust, as follows:

             The number and types of securities constituting a unit of the New Trust will be deposited on behalf of a Unitholder in connection with the creation of a unit by the Trustee. Certain of the stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust ("Duplicated Stocks"). A Unitholder in the Terminating Trust electing to receive his interest in the Terminating Trust in-kind and desiring to purchase units in the New Trust by an in-kind contribution to the New Trust would direct that The Chase Manhattan Bank act as agent (the "Agent") for a Unitholder to carry out the transactions necessary to consummate the in-kind deposit. The Agent would be authorized to receive the Unitholder's in-kind distribution from the Terminating Trust and to assemble and deposit, on the Unitholder's behalf, the package of stocks needed to make up a unit in the New Trust. Such assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of the Unitholder's interest in Duplicated Stocks. Securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust would be sold by the Agent with the cash proceeds of each sale utilized by the Agent to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of those sales will be reduced and the cost of those purchases will be increased by any applicable brokerage commissions. If additional cash is needed to purchase stocks, that cash would be paid to the Agent by the Unitholder. Any cash not used to make up a unit in the New Trust would be distributed to the Unitholder. Fractional interests received from the Terminating Trust will be sold by the Agent with the cash proceeds of that sale used to purchase securities for deposit in the New Trust or, if not so utilized, distributed to the Unitholder. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unitholder on whose behalf the Agent acted. Units acquired pursuant to an in-kind deposit into a New Trust by a Unitholder of a Terminating Trust will not be subject to an Initial Sales Charge but only subject to a Deferred Sales Charge.

             The ability to purchase units of the New Trust by the deposit of securities in-kind will also be offered to persons who were not Unitholders in a prior Trust and any such person may contribute whole shares in-kind to a New Trust. Such person will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of Units, which Units will be subject to a Deferred Sales Charge.

             The receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks will not be a taxable event to a Unitholder. (See Part B--"Tax Status of the Trust.")

     Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).

     Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Chase Manhattan Bank will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual or unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities or collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.

     Depending on the amount of proceeds to be invested in units of the new series and the number of other orders for units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit Holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

     By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a yearly opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.

     The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                       RESIGNATION, REMOVAL AND LIABILITY

                                    TRUSTEE

     The Trustee is The Chase Manhattan Bank, a New York Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LIMITATIONS ON LIABILITY

     The Trustee shall not be liable or responsible in any way for:

     o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

     o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

     The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

RESPONSIBILITY

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

     The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth below will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Record Date next prior to a Distribution Date.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor-Resignation."

RESIGNATION

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee if it determines (i) that a material deterioration in the creditworthiness of the Trustee or (ii) one or more negligent acts on the part of the Trustee having a materially adverse effect has occurred such that replacement of the Trustee is in the best interest of the Unit Holders. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                    SPONSOR

     Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly-owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.




LIMITATIONS ON LIABILITY


     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for
(1) its own willful misfeasance, (2) willful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

     Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders or if required to pay the Deferred Sales Charge. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.

     The Sponsor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

     It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor. Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                 LEGAL OPINIONS


     Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.


                              INDEPENDENT AUDITORS

     The financial statement included in this Prospectus has been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO REPRESENT TO YOU OR PROVIDE TO YOU INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

--------------------------------------------------------------------------------

             ------------------------------------------------------


                             NATIONAL EQUITY TRUST
                          LOW FIVE PORTFOLIO SERIES 30


                                  [LOGO] LOW
                                      5
                                   STRATEGY
             ------------------------------------------------------

                                    SPONSOR

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                                199 WATER STREET
                            NEW YORK, NEW YORK 10292

                                    TRUSTEE

                            THE CHASE MANHATTAN BANK
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017


                     This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:

                       o Securities Act of 1933 (file no. 333-94577)
                     and
                       o Investment Company Act of 1940 (file
                     no. 811-5046).

                     TO OBTAIN COPIES AT PRESCRIBED RATES--
                     WRITE: Public Reference Section of the
                     Commission
                       450 Fifth Street, N.W., Washington, D.C.
                     20549-6009
                     CALL: 1-800-SEC-0330.
                     VISIT: http://www.sec.gov.


--------------------------------------------------------------------------------

                       UTS566 02/00

                                    PART II.
               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

ITEM A-BONDING ARRANGEMENTS

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

ITEM B-CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The cross-reference sheet.

          The Prospectus.
          Signatures.
          Written consents of the following persons:

                    Cahill Gordon & Reindel (included in Exhibit 5).

                   *Deloitte & Touche LLP.

     The following Exhibits:


 ******Ex- 3.(i)  -- Certificate of Incorporation of Prudential Securities
                     Incorporated dated March 29, 1993.
    ***Ex- 3.(ii) -- Revised By-Laws of Prudential Securities Incorporated as
                     amended through September 28, 1998.
 ******Ex- 4.a    -- Trust Indenture and Agreement dated April 25, 1995.
      *Ex- 4.b    -- Reference Trust Agreement dated February 3, 2000.
      *Ex- 5      -- Opinion of counsel as to the legality of the securities being registered.
     **Ex-24      -- Powers of Attorney executed by a majority of the Board of
                     Directors of Prudential Securities Incorporated.
 ******Ex-99.1    -- Information as to Officers and Directors of Prudential
                     Securities Incorporated is incorporated by reference to
                     Schedules A and D of Form BD filed by Prudential Securities
                     Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the
                     Securities Exchange Act of 1934 (1934 Act File
                     No. 8-27154).
 ******Ex-99.2    -- Affiliations of Sponsor with other investment companies.
 ******Ex-99.3    -- Broker's Blanket Policies, Standard Form No. 14 in the
                     aggregate amount of $62,500,000.
 ******Ex-99.4    -- Distribution Agency Agreement among Prudential Securities
                     Incorporated, as Depositor, United States Trust Company of
                     New York, as Trustee, and United States Trust Company of New
                     York, as Distribution Agent.
   ****Ex-99.5    -- Amendment to Distribution Agency Agreement among Prudential
                     Securities Incorporated, as Depositor, The Chase Manhattan
                     Bank, as Trustee, and The Chase Manhattan Bank, as
                     Distribution Agent.
  *****Ex-99.6    -- Amendment to Distribution Agency Agreement dated
                     September 23, 1996 among Prudential Securities Incorporated, as Depositor, The Chase Manhattan Bank, as Trustee, and The
                     Chase Manhattan Bank, as Distribution Agent included as part of the Reference Trust Agreement filed as Exhibit 4.b to
                     National Equity Trust Top Ten Portfolio Series 1.


------------------
       * Filed herewith.

      ** Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), and National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 1, 1998).


     *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).


    **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Low Five Portfolio Series 6, Registration No. 333-01889 (filed May 1,
         1996).


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


  ***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753 (filed September 24,
        1996).


 ****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Comission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3,
        2000).

                                   SIGNATURES


     The registrant, National Equity Trust, Low Five Portfolio Series 30 hereby identifies Series 23 of the Low Five Portfolio Series for purposes of the representations required by rule 487 and represents the following:



          (1) That portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;



          (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective dates were determined by the Commission or the staff; and



          (3) That it has complied with rule 460 under the Securities Act of 1933.



     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Low Five Portfolio Series 30, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on February 3, 2000.


                     NATIONAL EQUITY TRUST
                     LOW FIVE PORTFOLIO SERIES 30
                     (Registrant)

                     By PRUDENTIAL SECURITIES INCORPORATED
                     (Depositor)

                     By: /s/ RICHARD R. HOFFMANN
                        -----------------------------------
                             Richard R. Hoffmann
                             First Vice President

                     By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated
                                   A. Laurence Norton, Jr.
                                   Leland B. Paton
                                   Martin Pfinsgraff
                                   Vincent T. Pica II
                                   James D. Price
                                   Hardwick Simmons
                                   Lee B. Spencer, Jr.

                     By: /s/ RICHARD R. HOFFMANN
                        -----------------------------------
                             Richard R. Hoffmann
                             First Vice President
                             Unit Investment Trust Department,
                             As Authorized Signatory for Prudential Securities
                     Incorporated and Attorney-in-Fact for the persons listed above
------------------
* Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL


     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.

                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the use in this Amendment No. 1 to Registration Statement
No. 333-94577 on Form S-6 of our report dated February 3, 2000, appearing in the Prospectus which is part of this Registration Statement for the National Equity Trust Low Five Portfolio Series 30. We consent to the reference to our Firm as experts under the heading "Independent Auditors" in the Prospectus which is a part of this Registration Statement.



DELOITTE & TOUCHE LLP



New York, New York
February 3, 2000

                                 EXHIBIT INDEX


    EXHIBIT
      NO.                                                  EXHIBIT INDEX                                          PAGE
----------------   ---------------------------------------------------------------------------------------------  -----
******Ex- 3.(i)     --   Certificate of Incorporation of Prudential Securities Incorporated dated
                         March 29, 1993.
   ***Ex- 3.(ii)    --   Revised By-Laws of Prudential Securities Incorporated as amended through September 28,
                         1998.
******Ex- 4.a       --   Trust Indenture and Agreement dated April 25, 1995.
     *Ex- 4.b       --   Reference Trust Agreement dated February 3, 2000.
     *Ex- 5         --   Opinion of counsel as to the legality of the securities being registered.
    **Ex-24         --   Powers of Attorney executed by a majority of the Board of Directors of Prudential
                         Securities Incorporated.
******Ex-99.1       --   Information as to Officers and Directors of Prudential Securities Incorporated is
                         incorporated by reference to Schedules A and D of Form BD filed by Prudential
                         Securities Incorporated, pursuant to Rules 15b1-1 and 15b3-1 under the Securities
                         Exchange Act of 1934 (1934 Act File No. 8-27154).
******Ex-99.2       --   Affiliations of Sponsor with other investment companies.
******Ex-99.3       --   Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.
******Ex-99.4       --   Distribution Agency Agreement among Prudential Securities Incorporated, as Depositor,
                         United States Trust Company of New York, as Trustee, and United States Trust Company of
                         New York, as Distribution Agent.
  ****Ex-99.5       --   Amendment to Distribution Agency Agreement among Prudential Securities Incorporated, as
                         Depositor, The Chase Manhattan Bank, as Trustee, and The Chase Manhattan Bank, as
                         Distribution Agent.
 *****Ex-99.6       --   Amendment to Distribution Agency Agreement dated September 23, 1996 among Prudential
                         Securities Incorporated, as Depositor, The Chase Manhattan Bank, as Trustee, and The
                         Chase Manhattan Bank, as Distribution Agent included as part of the Reference Trust
                         Agreement filed as Exhibit 4.b to National Equity Trust Top Ten Portfolio Series 1.


------------------


      *  Filed herewith.
     **  Incorporated by reference to exhibits of same designation filed with the Securities and Exchange
         Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
         Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust,
         Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), and National Equity
         Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 1, 1998).
    ***  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
         Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
         Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust,
         S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).
   ****  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
         Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
         Equity Trust Low Five Portfolio Series 6, Registration No. 333-01889 (filed May 1, 1996).
  *****  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
         Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
         Equity Trust Top Ten Portfolio Series 1, Registration No. 333-02753 (filed September 24, 1996).
 ******  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange
         Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National
         Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3, 2000).